
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

August 14, 2007

Mr. A.J. Verdecchia
Chief Financial Officer
Union Drilling, Inc.
4055 International Plaza, Suite 610
Fort Worth, TX 76109

> **Re: Union Drilling, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for the quarter ended March 31, 2007**
> **Filed May 9, 2007**
> **File No. 0-51630**

Dear Mr. Verdecchia:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief